Exhibit 99.2 Dear Shareholders, As a result of our focus on disciplined execution, we performed well during the third quarter of 2023 (Q3-23). We achieved new records in revenue, gross profit and gross margin, despite headwinds we experienced related to customers shifting their priorities towards profitability. Importantly, we delivered an improvement of 29 percentage points year-over-year (YoY) in non-GAAP operating margin, which resulted in our first ever non-GAAP operating profit. We are now on track to generate sustained non-GAAP operating profit and positive free cash flow beginning in this quarter. With the launch of the next generation of the Similarweb platform in Q3-23, we continued to advance our data and our solutions, and to create compelling value for our customers. We are regularly told by our customers that there is no other data with insights like ours available that help them increase their market share, revenue and monetization. Our customers consistently turn to our mission-critical offerings to power data-driven decisions that they make to win their market. Our Business Performance Revenue reached $54.8 million in Q3-23, which exceeded the high end of our estimate range, and grew 10% compared to the third quarter of 2022. 1 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 While our revenue grew slightly ahead of our expectations in Q3-23, the challenging sales environment continues. As we have shared in previous shareholder letters, our sales cycles have lengthened versus those in previous years, and the cycles are not showing signs of shortening in the near term. Though demand for our offering has persisted globally, the adoption and expansion rate of our offering has changed due to new macroeconomic realities and more rigorous procurement processes that many businesses have installed to manage their risks and expenses. We have made adjustments to position ourselves and our customers to succeed in these circumstances, and will continue to do so. Our customer base increased to 4,371 accounts as of September 30, 2023, representing 12% growth year-over-year. The average annual revenue per account was approximately $50.6 thousand, slightly lower than the third quarter of 2022 (Q3-22). The sequential flattening trend in average revenue per customer from Q4-22 to Q3-23 reflects continued softness in upselling with existing accounts as we add new customers at entry-level pricing and packaging. As our global customer base continued to expand overall in Q3-23, the number of customers who generate more than $100K in ARR grew from 322, as of September 30, 2 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 2022, to 355, as of September 30, 2023, representing an increase of 10% YoY. This important customer segment represents 55% of our total ARR, as of September 30, 2023. We achieved an overall net revenue retention (NRR) rate of 99% in Q3-23, and we achieved an NRR rate of 108% for our $100K+ annual recurring revenue (ARR) customer segment. While customer acquisition and logo retention were steady in the third quarter, we saw continued challenges to expansion within our existing customer base. Consistent with recent trends, some customers needed to adjust their spending with us in order to fit their corporate budgets while remaining a Similarweb customer. Our logo retention of our over $100,000 customers remains high at 96%. 3 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 Our Strategy At our core, we are a data and analytics company. Our unique data asset, which we call Similarweb Digital Data, consists of our proprietary estimations of the performance of companies, markets, products, consumer behavior and trends in the digital world. Our world-class team of over 200 data scientists, engineers, developers and analysts gathers billions of unrefined data points amounting to close to one percent of online transactions and interactions, and then transforms them into a comprehensive view of the internet across the web and mobile continuum. We deliver Similarweb Digital Data to our customers via Software-as-a-Service (SaaS) solutions, Data-as-a-Service (DaaS), or recurring Advisory Services. Our customers rely on our mission-critical offerings to power data-driven growth decisions that they make in their businesses, mainly to create strategy, acquire customers, or increase monetization. Our overall strategy consists of three pillars: 1. Establishing, maintaining, and enhancing substantial advantages in digital data and technology innovation 2. Delivering considerable return on investment for our customers through our digital intelligence solutions 3. Executing our go-to-market strategies, catalyzed by smart investments and operational discipline 4 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 As we executed on our strategy in Q3-23, we focused efforts on launching Similarweb 3.0, which is the latest generation of our platform for powering business decisions in the digital world. Similarweb 3.0 streamlines access to our data and insights on web and app performance that provide the most business value, and connects strategic research with daily execution for growth-focused leaders. Further, our new pricing and packaging changes make Similarweb 3.0 accessible and affordable to businesses at every stage of their growth, and allow our customers to choose the modules that make the most sense for their business. The initial impact of this launch is that we are seeing our average order value increase, which is an encouraging result. Looking across our solutions in Q3-23, each had new developments: Our Digital Research Intelligence solution, which our customers use to understand and grow their digital market share, focused on new features for market segmentation and analysis in Q3-23. First, we advanced our website analysis capabilities with a new website segment update. Our customers now have access to “all traffic” when analyzing website segments in several key countries. Next, as part of Similarweb 3.0, the market research add-on was released. This valuable update speaks the language of economic buyers and is full of strategic insights around barriers to entry (market difficulty) and digital brand strength, as well as cost efficiency from customer acquisition to retention. Our Digital Marketing Intelligence solution, which our customers use to grow user acquisition, focused on data visibility and core product innovation in Q3-23. We launched our new Search Tracker module aimed at disrupting the SEO market with differentiated reporting granularity of site visibility, as well as with strategic capabilities on Google SERP evolution, along with improved market share reporting. In certain instances, we have seen quick adoption for many of its use cases by SEO managers. We also saw traction with our keyword research “fresh data” reporting feature which provides enhanced visibility on events or trends as soon as they become processed and available on our platform. With respect to our Sales Intelligence solution, which our customers use to grow their sales pipeline and increase their win rates, we focused on launching Sales Signals and demonstrating value in Q3-23. We recently commissioned an independent study from Forrester Consulting which found that our Sales Intelligence solution drove a return on investment of 440% for one of our customers that started using the solution in 2022. We 5 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 believe this result is a strong validation of the platform’s value to B2B companies in their go-to-market activity. Our Shopper Intelligence solution, which our customers use to grow their eCommerce sales, focused on core product innovation in Q3-23. During the quarter, we made a meaningful update to our algorithm that enhances data type compliance, which opens up our shopper data to be accessed by more prospective customers beyond CPG and ecommerce businesses. Our Investor Intelligence solution, which our public investor customers use to increase ROI & drive alpha, emphasized expanding data accessibility in Q3-23. First, we launched our new heatmaps feature within the solution, which shows sector online trends. Next, we increased our in-depth coverage of stocks in our basic, advanced and premium packages by approximately 3,000 stocks spanning the NYSE and Nasdaq. Lastly, we shipped our ticker mapping global coverage, which matches over 55,000 stocks to around 200,000 domains for use by systematic quants. Beyond advancing our solutions, during Q3-23 we continued to advance our capabilities with generative AI. We recently released an update to SimilarAsk™, which is our digital intelligence AI assistant within our platform that leverages large language models (LLMs). SimilarAsk answers real questions that users type in free text without knowing how to navigate within our solutions. The latest SimilarAsk update integrates brief summaries of insights into results that emerge from standard queries to our website research and ranking features. We are excited to be solving one of the hardest problems with AI that every analytics software has, which is to quickly find insights in the data and to take action on them. We believe that our potential with AI continues to be tremendous. Further, and also beyond our solutions, we made advancements and achieved recognition with our DaaS offering in Q3-23. First, the new Data Exporter, which launched in Q3-23, enables growth professionals and teams to download custom reports from Similarweb without having to rely on their development team to query our APIs. The intuitive UI makes it easy to create the perfect report for any use case and cover thousands of domains at once. Also in Q3-23, Snowflake recognized us as a DaaS leader in their 2023 Modern Marketing Data Stack Awards, specifically in the Data Enrichment category. This award represents our long-standing dedication as providers of powerful insights and analytics for modern marketers as part of Snowflake’s data platform. Combining Snowflake’s 6 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 infrastructure with Similarweb’s extensive datasets enables marketers to improve their data-driven strategies, to gain deeper insights into their audiences, competitors, and market trends. Our Financial Results When examining our financial results, please note that references to expenses and operating results (other than revenue) are presented both on a GAAP and on a non-GAAP basis below, and that all non-GAAP results are reconciled to the most directly comparable GAAP results in the financial statements exhibits presented at the end of this letter. Our financial results in Q3-23 exceeded our top and bottom line projections. Revisiting our top line results, in Q3-23, we delivered revenues of $54.8 million, reflecting 10% YoY growth driven primarily by an increase in the number of customers. The vast majority of our revenue is annual recurring revenue with minimum subscription terms of one year. We continue to increase the number of customers with multi-year subscription terms. As of the end of Q3-23, 43% of our ARR was generated from customers with multi-year subscription commitments, compared to 37% at the same time 7 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 last year. We continue to believe this is a strong indicator of the long-term durability of our customer relationships and demand for our solutions. Our GAAP gross profit totaled $44.3 million and our non-GAAP gross profit totaled $45.6 million in Q3-23, compared to $36.3 million and $38.1 million in Q3-22, respectively. Non-GAAP gross margin expanded to 83% in Q3-23, versus 76% in Q3-22, which is an all-time high level. GAAP operating expenses decreased to $49.1 million and our non-GAAP operating expenses decreased to $44.5 million in Q3-23, down from $56.9 million and $51.4 million in Q3-22, respectively, largely reflecting our focus on operating efficiency. Non-GAAP operating expenses represented 81% of revenue in Q3-23 as compared to 103% of revenue in Q3-22. We made progress towards becoming both profitable on a non-GAAP basis and sustained free cash flow positive starting in Q4-23.. Specific components of our third quarter 2023 operating expenses: Our GAAP research and development investment decreased to $14.2 million and our non-GAAP research and development investment decreased to $12.7 million in Q3-23, down from $15.2 million and $13.7 million in Q3-22, respectively. As a percentage of revenue, non-GAAP research & development expense was 23% in Q3-23, an improvement of 4 percentage points versus Q3-22. GAAP sales and marketing expenses decreased to $24.3 million and non-GAAP sales and marketing expenses decreased to $22.8 million in Q3-23, down from $30.1 million and $27.6 million in Q3-22, respectively, driven primarily by our ongoing efforts to align our resources with our growth trajectory. As a percentage of revenue, non-GAAP sales & marketing expense was 41% in Q3-23, as compared to 55% in Q3-22, an improvement of 14 percentage points. An operating tenet in our model is that our sales and marketing costs are divided with approximately 50% to 55% attributable to new customer acquisition (land), and the remaining 45% to 50% attributable to retention, upselling and cross-selling (expand) of our existing customer base. When analyzing our investment in customer acquisition costs (CAC) for growth efficiency, we track an estimated payback period. This metric has historically averaged between 15 and 16 months on a gross profit basis over the trailing 8 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 four quarters. Currently, the average payback is ranging between 19 and 20 months, primarily due to the longer sales cycles. Payback from expansion and customer retention costs (CRC) is faster than payback on new customer CAC and contributes meaningfully to our growth efficiency. We will continue to invest in customer acquisition to support future growth, as well as in customer retention to drive NRR and to increase the lifetime value of our customers. GAAP general and administrative costs decreased to $10.7 million and our non-GAAP general and administrative costs decreased to $9.0 million in Q3-23, from $11.7 million and $10.1 million in Q3-22, respectively. As a percentage of revenue, non-GAAP general & administrative expense was 16% in Q3-23, an improvement of 4 percentage points compared to Q3-22. Looking at our bottom line, Q3-23 GAAP operating loss was ($4.9) million or (9%) of revenue, compared to ($20.6) million or (41%) of revenue for the third quarter of 2022. Q3-23 non-GAAP operating profit was $1.1 million or 2% of revenue, compared to operating loss of ($13.3) million or (27%) of revenue for the third quarter of 2022. This is our first ever profitable quarter on a non-GAAP basis. During Q3-23, we achieved excellent operating efficiencies across the business, which drove operating margin improvement year over year. * non-GAAP We believe that a strong indication of future performance is our deferred revenue, which was $90.2 million at the end of Q3-23, compared to $84.5 million at the same time last year. Our Remaining Performance Obligations (RPO) totaled $167.7 million at the end of 9 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 Q3-23, up from $158.0 million at the end of Q3-22. We expect to recognize approximately 78% of total Q3-23 RPO as revenue over the next 12 months. The cumulative effect of longer sales cycles that began in the second half of fiscal year 2022 is impacting this metric on a year-over-year basis. We ended the third quarter with $67.4 million in cash and cash equivalents. Net cash used in operating activities was $4.8 million in Q3-23, compared to $21.7 million in Q3-22. Normalized free cash flow was negative $4.6 million in Q3-23, compared to negative $25.1 million in Q3-22. With the achievement of non-GAAP operating profit this quarter, we are making progress toward our goal of becoming sustained free cash flow positive by the end of the fourth quarter. Our Business Outlook We are updating our guidance for finishing the year to reflect our performance to date. In the fourth quarter of 2023 (Q4-23), we expect total revenue in the range of $55.5 million to $56.0 million, representing approximately 9% YoY growth at the midpoint. For the full year of 2023, we expect total revenue in the range of $216.8 million to $217.3 million, representing approximately 12% growth YoY at the midpoint of the range. Longer sales cycles and the timing of the GAAP revenue recognition have impacted our expectations for full year results in 2023. Looking at our projected Non-GAAP operating profit for Q4-23, we expect it to be in the range of $0.5 million to $1.0 million. We expect Non-GAAP operating loss for the full year of 2023 between $8.6 million and $9.1 million, reflecting progress on our path to full-year profitability. 10 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 Our Resilience We are proud to be an Israeli company with customers, offices and employees around the world. On October 7, 2023, Israel suffered a horrific terrorist attack. We stand in solidarity with Israel while recognizing the human suffering across the region. Our global employees continue to demonstrate great resilience, conducting business as usual and pursuing our global opportunities enthusiastically. We continue to deliver our solutions and insights to all of our global customers without interruption. To all Similarwebbers, we thank you all for your continuing commitment throughout this time to keep the business running smoothly. We have been touched by the show of support and solidarity from our global employees, customers, partners, investors and friends all over the world. It is heartwarming and means a lot to us, and we thank you. Sincerely, Or Offer Founder and Chief Executive Officer Jason Schwartz Chief Financial Officer 11 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 Consolidated Balance Sheets 12 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Comprehensive Income (Loss) 13 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 Share-based compensation costs included above: 14 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Cash Flows 15 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 16 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP gross profit to Non-GAAP gross profit 17 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating loss to Non-GAAP operating (loss) income 18 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating expenses to non-GAAP operating expenses 19 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of net cash used in operating activities (GAAP) to Free cash flow and Normalized free cash flow Forward-Looking Statements This letter to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the fourth quarter and full year of 2023 described under "Business Outlook,” the expected performance of our business, future financial results, strategy, long-term growth and overall future prospects, our customers continued investment in digital transformation and reliance on digital intelligence and the size and our ability to capitalize on our market opportunity. Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our 20 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 solutions and upsell and cross-sell additional solutions; (iv) our ability to achieve or sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, and challenges in our business and in the markets in which we operate, and the impact of Israel's war with Hamas and other terrorist organizations on geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete. These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on March 23, 2023, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur. Forward-looking statements represent our beliefs and assumptions only as of the date of this letter, November 7, 2023. Except as required by law, we undertake no duty to update any forward-looking statements contained in this letter as a result of new information, future events, changes in expectations, or otherwise. Certain information contained in this letter relates to or is based on studies, publications, surveys, and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this letter, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy, or completeness of any information obtained from third-party sources. In addition, all of the market data included in this letter involves a number of assumptions and limitations, and there can be no 21 Similarweb Q3 2023 Shareholder Letter

Exhibit 99.2 guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. Non-GAAP Financial Measures This letter to shareholders contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, and non-GAAP general and administrative expenses represents the comparable GAAP financial figure, less share-based compensation, adjustments, and payments related to business combinations, amortization of intangible assets, and certain other non-recurring items, as applicable and indicated in the above tables. Other Metrics Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage. 22 Similarweb Q3 2023 Shareholder Letter